Pricing supplement No. 653AT
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006,
product supplement AT dated March 25, 2009 and
underlying supplement 17 dated August 11, 2008
Registration Statement No. 333-137902 Dated May 1, 2009; Rule 424(b)(2)

Deutsche Bank AG, London Branch
$3,155,000
Buffered Barrier Knockout Participation Securities Linked to the Russell 2000® Index due August 5, 2010

General

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The Buffered Barrier Knockout Participation Securities Linked to the Russell 2000® Index due August 5, 2010 (the “Securities”) are designed for investors who seek a return of 133% of the appreciation, if any, of the Russell 2000® Index (the “Index”), if the Index closing level never exceeds the Upper Barrier on any day during the Observation Period. If the Index closing level does exceed the Upper Barrier on any day during the Observation Period, investors will receive a reduced participation of only 35% of any appreciation of the Index. The first 10% of any decline in the Ending Index Level as compared to the Initial Index Level is protected. Accordingly, if the Index declines by more than 10% from its initial level, investors must be willing to lose up to 90% of their investment, subject to the credit of the Issuer. Investors should be willing to forgo interest and dividend payments during the term of the Securities.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing August 5, 2010.
•	Denominations of $1,000 (the “Face Amount”) and multiples thereof, and minimum initial investments of $1,000.
•	The Securities priced on May 1, 2009 and are expected to settle three business days later on May 6, 2009 (the “Settlement Date“).

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:
Moody’s Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor’s has assigned a rating of A+ to notes, such as the Securities offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A.†

Index:	Russell 2000® Index
Issue Price:	100% of the Face Amount.
Payment at Maturity:
At maturity, you will receive a cash payment, for each $1,000 Face Amount, of $1,000 plus the Additional Amount, which may be positive or negative. In no event will the Payment at Maturity be less than $100, subject to the credit of the Issuer.

Additional Amount:
The Additional Amount at maturity per $1,000 Face Amount will equal:
If a Barrier Event has not occurred and
•  the Ending Index Level is greater than or equal to the Initial Index Level: $1,000 x (Participation Rate x Index Return)
•  the Ending Index Level declines from the Initial Index Level by the Buffer Amount or less: $0
•  the Ending Index Level declines from the Initial Index Level by more than the Buffer Amount: $1,000 x (Index Return + Buffer Amount)

If a Barrier Event has occurred and
•  the Ending Index Level is greater than or equal to the Initial Index Level: $1,000 x (Knockout Participation Rate x Index Return)
•  the Ending Index Level declines from the Initial Index Level by the Buffer Amount or less: $0
•  the Ending Index Level declines from the Initial Index Level by more than the Buffer Amount: $1,000 x (Index Return + Buffer Amount)

Participation Rate:	133.00%
Knockout Participation Rate:	35.00%
Buffer Amount:	10.00%
Index Return:	The Index Return, expressed as a percentage, will equal:
Ending Index Level – Initial Index Level Initial Index Level
The Index Return may be positive or negative.
Barrier Event:	A Barrier Event occurs if, on any trading day during the Observation Period, the closing level of the Index is greater than the Upper Barrier.
Upper Barrier:	723.17, equal to 148.50% of the Initial Index Level.
Observation Period:	The period of trading days on which there is no market disruption event with respect to the Index commencing on (and including) the Trade Date to (and including) the Final Valuation Date.
Initial Index Level:	486.98, the Index closing level on the Trade Date.
Ending Index Level:	The Index closing level on the Final Valuation Date.
Trade Date:	May 1, 2009
Final Valuation Date:	August 2, 2010, subject to postponement as described under “Description of Securities – Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement.
Maturity Date:	August 5, 2010, subject to postponement as described under “Description of Securities – Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement.
Listing:	The Securities will not be listed on any securities exchange.
CUSIP:	2515A0 ZK 2
ISIN:	US2515A0ZK23
†
A credit rating is not a recommendation to buy, sell, or hold the Securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG’s Global Notes Program Series A does not enhance, affect or address the likely performance of the Securities other than the ability of the Issuer to meet its obligations.

Investing in the Securities involves a number of risks. See “Risk Factors” beginning on page 8 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Total Discounts, Commissions and Fees(1)	Proceeds to Us
Per Security	$1,000.00	$7.50	$992.50
Total	$3,155,000	$23,662.50	$3,131,337.50
(1)
For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this pricing supplement. The Securities will be sold with varying underwriting discounts and commissions in an amount not to exceed $7.50 per $1,000.00 of the Securities.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The Securities are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Securities	$3,155,000	$176.05

Deutsche Bank Securities	Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

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You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these Securities are a part, and the more detailed information contained in product supplement AT dated March 25, 2009 and in underlying supplement 17 dated August 11, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement AT dated March 25, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509063101/d424b21.pdf

•	Underlying supplement 17 dated August 11, 2008:
http://www.sec.gov/Archives/edgar/data/1159508/000119312508173702/d424b21.pdf

•	Prospectus supplement dated November 13, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer on the date the Securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the Securities prior to their issuance. In the event of any changes to the terms of the Securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

What is the Payment at Maturity of the Securities Assuming a Range of Performance for the Index?

The following table illustrates a range of hypothetical Payments at Maturity of the Securities. The “payment return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Face Amount of Securities to $1,000. The hypothetical payment returns set forth below use an Initial Index Level of 486.98, an Upper Barrier of 723.17 (148.50% of the Initial Index Level), a Participation Rate of 133%, a Knockout Participation Rate of 35% and a Buffer Amount of 10%. The hypothetical payment returns set forth below are for illustrative purposes only and are not the actual payment returns applicable to a purchaser of the Securities. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		The Index Never Closes Above the Upper Barrier on any Trading Day during the Observation Period			The Index Closes Above the Upper Barrier on any Trading Day during the Observation Period
Hypothetical Ending Index Level	Index Return (%)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Payment Return (%)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Payment Return (%)
973.96	100.00%	N/A	N/A	N/A	$350.00	$1,350.00	35.00%
852.22	75.00%	N/A	N/A	N/A	$262.50	$1,262.50	26.25%
779.17	60.00%	N/A	N/A	N/A	$210.00	$1,210.00	21.00%
730.47	50.00%	N/A	N/A	N/A	$175.00	$1,175.00	17.50%
723.17	48.50%	$645.05	$1,645.05	64.51%	$169.75	$1,169.75	16.98%
681.77	40.00%	$532.00	$1,532.00	53.20%	$140.00	$1,140.00	14.00%
633.07	30.00%	$399.00	$1,399.00	39.90%	$105.00	$1,105.00	10.50%
608.73	25.00%	$332.50	$1,332.50	33.25%	$87.50	$1,087.50	8.75%
560.03	15.00%	$199.50	$1,199.50	19.95%	$52.50	$1,052.50	5.25%
535.68	10.00%	$133.00	$1,133.00	13.30%	$35.00	$1,035.00	3.50%
511.33	5.00%	$66.50	$1,066.50	6.65%	$17.50	$1,017.50	1.75%
486.98	0.00%	$0.00	$1,000.00	0.00%	$0.00	$1,000.00	0.00%
462.63	-5.00%	$0.00	$1,000.00	0.00%	$0.00	$1,000.00	0.00%
438.28	-10.00%	$0.00	$1,000.00	0.00%	$0.00	$1,000.00	0.00%
413.93	-15.00%	-$50.00	$950.00	-5.00%	-$50.00	$950.00	-5.00%
365.24	-25.00%	-$150.00	$850.00	-15.00%	-$150.00	$850.00	-15.00%
340.89	-30.00%	-$200.00	$800.00	-20.00%	-$200.00	$800.00	-20.00%
292.19	-40.00%	-$300.00	$700.00	-30.00%	-$300.00	$700.00	-30.00%
243.49	-50.00%	-$400.00	$600.00	-40.00%	-$400.00	$600.00	-40.00%
121.75	-75.00%	-$650.00	$350.00	-65.00%	-$650.00	$350.00	-65.00%
0.00	-100.00%	-$900.00	$100.00	-90.00%	-$900.00	$100.00	-90.00%

The following hypothetical examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The level of the Index increases by 25% from the Initial Index Level of 486.98 to an Ending Index Level of 608.73, and:

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no Barrier Event occurs. Because the Ending Index Level is greater than the Initial Index Level and no Barrier Event occurs, the investor receives a Payment at Maturity of $1,332.50 per $1,000 Face Amount of the Securities, calculated as follows:

$1,000 + $1,000 x (Participation Rate x Index Return) =
$1,000 + $1,000 x (133.00% x 25.00%) = $1,332.50

•
a Barrier Event occurs. Because the Ending Index Level is greater than the Initial Index Level and a Barrier Event occurs, the investor receives a Payment at Maturity of $1,087.50 per $1,000 Face Amount of the Securities, calculated as follows:

$1,000 + ($1,000 x Knockout Participation Rate x Index Return) =
$1,000 + ($1,000 x 35.00% x 25.00%) = $1,087.50

Example 2: The level of the Index decreases by 5% from the Initial Index Level of 486.98 to an Ending Index Level of 462.63:

•	Because the Index decreases by less than the Buffer Amount of 10%, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of Securities.

Example 3: The level of the Index decreases by 40% from the Initial Index Level of 486.98 to an Ending Index Level of 292.19:

•	Because the Index decreases by more than the Buffer Amount of 10%, the investor receives a Payment at Maturity of $700.00 per $1,000 Face Amount of the Securities, calculated as follows:

$1,000 + [$1,000 x (Index Return + Buffer Amount)] =
$1,000 + [$1,000 x (-40.00% + 10.00%)] = $700.00

Selected Purchase Considerations

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THE RETURN ON THE SECURITIES MAY BE REDUCED BY THE KNOCKOUT PARTICIPATION FEATURE — The Securities provide the opportunity to enhance equity returns by multiplying a positive Index Return by the Participation Rate of 133% if a Barrier Event does not occur. If a Barrier Event occurs, your participation in the Index will be reduced, as any positive Index Return will be multiplied by the Knockout Participation Rate of 35%. Because the Securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS — The Payment at Maturity of the Securities is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of 10% (the Buffer Amount). If the Ending Index Level declines as compared to the Initial Index Level, for every 1% decline of the Index beyond 10% (the Buffer Amount) of the Initial Index Level, you will lose an amount equal to 1% of the Face Amount of your Securities. You may lose up to 90% of your investment.

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RETURN LINKED TO THE PERFORMANCE OF THE RUSSELL 2000® INDEX — The return on the Securities is linked to the Russell 2000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Russell 2000® Index measures the composite price performance of stocks of approximately 2,000 companies domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. This is just a summary of the Russell 2000® Index. For more information on the Russell 2000® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The Russell Indices – Russell 2000® Index” in the accompanying underlying supplement no. 17 dated August 11, 2008.

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UNCERTAIN TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the Securities are uncertain, we believe it is reasonable to treat the Securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your Securities, other than pursuant to a sale or exchange, and your gain or loss on the Securities should be long-term capital gain or loss if you hold the Securities for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury (“Treasury”) and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — Payment at maturity of the Securities is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of 10% (the Buffer Amount). If the Ending Index Level declines as compared to the Initial Index Level, for every 1% decline of the Index beyond 10% (the Buffer Amount) of the Initial Index Level, you will lose an amount equal to 1% of the Face Amount of your Securities. You may lose up to 90% of your investment.

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IF A BARRIER EVENT OCCURS, YOUR PARTICIPATION IN ANY POSITIVE RETURN OF THE INDEX WILL BE REDUCED — If a Barrier Event occurs and the Ending Index Level is higher than the Initial Index Level, the return on the Securities will be equal to the product of the Index Return and the Knockout Participation Rate, which is 35%. The application of the Knockout Participation Rate will prevent you from benefiting from the full appreciation of the Index.

•	THE SECURITIES DO NOT PAY INTEREST — Unlike ordinary debt securities, the Securities do not pay interest and do not guarantee any return of your initial investment at maturity.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — In addition to the level of the Index during the Observation Period, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	whether the Index closing level has exceeded the Upper Barrier on any trading day during the Observation Period and, if not, whether the level of the Index is close to the Upper Barrier;

•	the expected volatility of the Index;

•	the time remaining to maturity of the Securities;

•	the market price and dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally and in the markets of the component stocks underlying the Index, and the volatility of those rates;

•	a variety of economic, financial, political, regulatory or judicial events that affect the component stocks underlying the Index or markets generally;

•	the composition of the Index and any changes to the component stocks underlying it;

•	supply and demand for the Securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the Securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Index would have.

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THE VALUE OF THE SECURITIES IS SUBJECT TO OUR CREDITWORTHINESS — An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the Securities. The payment at maturity on the Securities is subject to our creditworthiness.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full Face Amount of your Securities, the original Issue Price of the Securities includes the agent’s commission and the cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank (or its affiliates), will be willing to purchase Securities from you in secondary market transactions, if at all, will likely be lower than the original Issue Price, and any sale prior to the maturity date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

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THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the Securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the Securities.

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TRADING BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE SECURITIES — We and our affiliates are active participants in the equity markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more equities transactions. In addition, we or one or more of our affiliates may hedge our exposure from the Securities by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material effect on the prices of the component stocks underlying the Index and consequently have an impact on the performance of the Index, and may adversely affect the Index Return and/or may cause the Index to close above the Upper Barrier. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Securities may decline.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL THE INDEX TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Securities, and we may express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities, and the Index to which the Securities are linked.

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OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under “Certain Tax Consequences,” on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The following graph sets forth the historical performance of the Russell 2000® Index based on the daily Index closing levels from May 1, 1999 through May 1, 2009. The Index closing level on May 1, 2009 was 486.98. We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The price source for determining the Ending Index Level will be the Bloomberg page “RTY:IND” or any successor page. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Ending Index Level or that the Index closing levels will remain below the Upper Barrier throughout the Observation Period. We cannot give you assurance that the performance of the Index will result in the return of your initial investment in excess of the Buffer Amount.

Historical Performance of the Russell 2000® Index

Supplemental Underwriting Information

Deutsche Bank Securities Inc. (“DBSI”) and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the Securities. DBSI will pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Face Amount. DBSI may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Face Amount. Deutsche Bank AG will reimburse DBSI for such fees. See “Underwriting” in the accompanying product supplement.

Settlement

We expect to deliver the Securities against payment for the Securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in Securities more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement if the Securities are to be issued more than three business days after the Trade Date.